October 15, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Courtney Lindsay

Christine Westbrook

Gary Newberry

Kate Tillan

Re:	Praxis Precision Medicines, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 9, 2020
File No. 333-249074

Ladies and Gentlemen,

On behalf of our client, Praxis Precision Medicines, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated October 13, 2020 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly submitting a revised Registration Statement together with this response letter.

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1.

Please have counsel file a revised Exhibit 5.1 opinion that covers all securities being registered. In this regard, we note you are registering 8,510,000 common shares and that your legal opinion covers 8,455,882 common shares.

RESPONSE: The Company respectfully advises the Staff that counsel has revised and refiled the Exhibit 5.1 opinion to correct the number of shares being registered.

Sincerely, /s/ William D. Collins William D. Collins

cc:

Marcio Souza, Praxis Precision Medicines, Inc.

Stuart Chaffee, Praxis Precision Medicines, Inc.

Richard A. Hoffman, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP